Exhibit 12.1

Computation of Ratio of Debt-to-Equity

	At December 31, 2009
(Dollars in Thousands)
Repurchase agreements	$7,195,827
Mortgage payable on real estate	9,143
Total Debt	$7,204,970

Stockholders' Equity	2,168,262

Ratio of Debt-to-Equity	3.3:1
Debt-to-Equity Multiple	3.3	x